1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

March 11, 2021

VIA EDGAR

Lauren Hamilton
U.S. Securities and Exchange Commission
3 World Financial Center
New York, NY 10281

RE:	Aspiration Funds (the “Registrant”) File No. 811-22922

Dear Ms. Hamilton:
This letter responds to comments that you and John Kernan provided to Stephen Cohen and Phil Garber of Dechert LLP in a telephonic discussion on February 9, 2021, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the Registrant and its series, Aspiration Redwood Fund (the “Fund”). We have summarized the comments below, followed by the Registrant’s responses.
1.
Comment: With respect to the Fund, please describe what items compose the receivables due from Aspiration Fund Adviser, LLC (the “Adviser”) listed in the “Statement of Assets and Liabilities” and the frequency with which that account is settled. If such receivables include expense reimbursements due from the Adviser, consider addressing the process described in prior correspondence with the staff of the Securities and Exchange Commission (the “Staff”) dated May 24, 2018 in which the Registrant, in response to an identical staff comment on the composition of receivables due from the Adviser (“DFA”), stated that the Adviser had adopted a process to more quickly reimburse the Fund and that such reimbursements would normally be made on a monthly basis (but no longer than a 60-day period).

Response: The Registrant confirms that the DFA receivables are composed of expense reimbursements due from the Adviser. The Registrant notes that the full amount of the receivables ($15,381) for the fiscal year ended September 30, 2020 was reimbursed to the Fund on October 16, 2020, following the fiscal year end.
Although, as noted in the May 24, 2018 letter, the Adviser seeks to settle the Fund’s DFA receivables normally on a monthly basis but no longer than a 60-day period, the Registrant notes that Adviser has experienced personnel turnover, which has impacted its efforts to attain this goal. In connection with the recent appointment of a new principal financial officer for the Fund, the Adviser intends to streamline its payment approval process to grant the principal financial officer in his capacity as an officer of the Adviser with additional authority to authorize payments to the Fund to expedite the payment of DFA receivables consistent with the forgoing timing.

2.
Comment: Please consider updating, as appropriate, inconsistent disclosure contained in the Fund’s prospectus, statement of additional information (“SAI”) and Form N-CSR describing the expense limitation agreement’s (“ELA”) reimbursed expense recoupment plan.  The Staff notes that the expense recoupment disclosure in Registrant’s Form N-CSR filing for the fiscal year ended September 30, 2019 and the prospectus and SAI dated February 1, 2020 is inconsistent with the amended ELA dated December 11, 2018.  In particular, the former discloses that expenses may be recouped within three years from the date of waiver or reimbursement and the latter, reflecting the terms of the pre-amended ELA, discloses that reimbursed expenses are subject to repayment within the three fiscal years following the fiscal year in which the expenses occurred.

Response: It is the Registrant’s and Adviser’s intention that amounts waived and/or reimbursed under the expense limitation agreement be recoupable for three years following the date on which such amounts were waived and/or reimbursed if the Fund is able to make the repayment without exceeding the lesser of its current maximum operating expense limit or the maximum operating expense limit in place at the time of the initial waiver and/or reimbursement. The Registrant will make necessary revisions to its registration statement disclosure, shareholder report disclosure and expense limitation agreement to clarify this intent.
3.
Comment: With respect to the Fund’s 12b-1 plan, please confirm if, as disclosed in prospectus dated January 28, 2019, 12b-1 fees were waived by the Adviser during the fiscal year ended September 30, 2019.  In your response, if appropriate, please consider the requirement to separately disclose 12b-1 fee waivers or reimbursements as a reduction of total expenses as required by FASB ASC 946-20-50-7, FASB ASC 946-20-5-11, and Rule 6-07 of Regulation S-X.

Response: The Registrant confirms that 12b-1 fees were not directly waived during the fiscal year ended September 30, 2019. Rather, the Fund’s 12b-1 expenses in combination with its other expenses exceeded the Fund’s maximum operating expense limit and resulted in the Adviser reimbursing Fund expenses under the terms of the ELA.  The Registrant notes that the financial disclosures pertaining to the Fund’s total expenses accurately reflect all reductions of expenses due to amounts reimbursed by the Adviser during the fiscal year ended September 30, 2019 consistent with FASB ASC 946-20-50-7, FASB ASC 946-20-5-11, and Rule 6-07 of Regulation S-X.  The Registrant also notes that the statement in the prospectus that the 12b-1 fees were waived has been removed, including in the prospectuses dated February 1, 2020 and February 1, 2021.

4.
Comment: In light of the filing of an amended Form N-CSR on December 18, 2019, the Staff notes that the certification provided by Fund officers pursuant to Rule 30a-2(a) of the Investment Company Act of 1940 and Section 302 of the Sarbanes-Oxley Act of 2002 were not appropriately updated.  Please update to the certifications to a current date and refile the Form N-CSR.

Response: Registrant will update the certifications to a current date and refile the Form N-CSR.
5.
Comment: The Fund’s annual financial statements for the year ended September 30, 2019 are incorporated by reference into the SAI dated February 1, 2020 but are not accompanied by consent from the predecessor auditor as required by Section 7(a) of the Securities Act of 1933. The Staff’s position is that regardless of whether the predecessor auditor is named, the predecessor auditor’s report and consent should be incorporated and included in the filing.  Please refer to the AICPA expert panel meeting minutes from September 20, 2018 that address this matter.  The staff would not object if Ernst & Young LLP’s consent and the previously admitted consent from Cohen & Company, Ltd., if applicable, are filed by subsequent amendment in a 485BPOS filing.

Response:  The Registrant notes that consent from Ernst & Young LLP consistent the Section 7(a) of the Securities Act of 1933 was filed via a POS EX filing on June 12, 2020.  The Registrant confirms that it will similarly file a consent from Cohen & Company, Ltd. in a subsequent POS EX filing.
6.
Comment: Please confirm the accuracy of the Fund’s 2019 fiscal year Form N-1A Item 19(g)(1) disclosure. In your response, please address any omissions from current or prior periods of disclosures required by Item 19(g)(1)-(6) and provide the current balance of 12b-1 fees which remain unspent.  The Staff noted inconsistencies in 12b-1 fee-related disclosures in the Fund’s prospectus, SAI and financial statements.  The prospectus dated February 1, 2019 and prior state that 12b-1 fees have been waived by the Adviser whereas the financial statement disclosure reflects a distribution and services fee expense which may have been partially or fully reimbursed to the Adviser.  The Staff further notes that in the prospectus and SAI dated February 1, 2020, the disclosure provided in conformity with Item 19(g)(1) of Form N-1A indicated a total of $98 dollars was disbursed out of a total $198,572 dollars in distribution and service fees paid by the Fund during the 2019 fiscal year.  In addition, the disclosure noted that the Fund received payments under the 12b-1 plan for the fiscal years ended September 30, 2017 and 2018 amounting to $43,218 and $154,449, respectively.   However past filings do not appear to include disclosure as required by Item 19(g)(1) of 12b-1 fees spent for these periods.

Response:  By way of background, prior to July 1, 2020, the Fund accrued 0.25% in 12b-1 fees, which is the maximum allowable amount of 12b-1 expenses under the 12b-1 plan.  When the Fund was initially launched, these accrued 12b-1 fees were intended to be used to compensate the Capital Investment Group, Inc. (the “Distributor”), the Fund’s principal underwriter, for the services the Distributor provided under the Distribution Agreement and certain third parties, as appropriate.  Historically, these accrued 12b-1 fees in combination with other Fund expenses caused the Fund to exceed the maximum operating expense limit set forth in the ELA between the Fund and the Adviser.  As a result, although not directly waived, from a practical perspective, the Adviser reimbursed a portion of the Fund’s expenses, including 12b-1 fees, under the ELA.
It is also important to note that, because the Fund is offered exclusively online and not through various financial intermediaries, the amount of accrued 12b-1 fees exceeded the amount necessary to compensate third parties, including the Distributor.  As a result, the Board of Trustees (“Board”) authorized certain of these excess amounts to be paid to the Adviser as reimbursement for certain marketing and shareholder servicing costs unrelated to the management of the Fund incurred by the Adviser on behalf of the Fund, consistent with the 12b-1 plan. These payments to the Adviser commenced on March 14, 2018.  However, as noted above, due to the existence of the ELA, the practical effect of these 12b-1 payments was a reduction in the reimbursement amount due from the Adviser under the ELA.
With that background, the Registrant notes that the Item 19(g)(1) disclosure prior to March 14, 2018 correctly reflected that the Fund did not pay 12b-1 fees to any service providers (other than the fees paid to the Distributor, which fees were disclosed in the “Distributor” section of the SAI).  Because the first payments paid under the 12b-1 plan (in excess of the fees paid to the Distributor) were not made until March 14, 2018, the SAI dated February 1, 2019 would have been the first SAI to include disclosure in response to Item 19(g)(1).  However, that information was inadvertently omitted and was included in the February 1, 2021 SAI.
The Registrant notes that, in recognition of the circuitous nature of the historical process of compensating the Adviser for marketing efforts under the 12b-1 plan and the Adviser in turn reimbursing fees under the ELA, the Board has reduced the authorized amount of fees to be paid under the 12b-1 plan to the amount charged by the Distributor and related offerings costs.  As a result, the Fund will no longer accrue 12b-1 fees in excess of amounts payable to the Fund’s Distributor (and related offering cost).  The Registrant believes that this change in practice will result in more streamlined disclosure of the Fund’s use of 12b-1 fees, including the disclosures responsive to Item 19(g)(1) of Form N-1A.
* * * * *

If you have any questions concerning the foregoing, please do not hesitate to call me at 202.261.3304.
Very truly yours,

/s/ Stephen T. Cohen

Stephen T. Cohen

cc:	Andrei Cherny
Aspiration Fund Adviser, LLC